BENNETT H. GOLDSTEIN
Attorney at Law
1132 SW 19th Ave., No. 106
Portland, Oregon 97205
Tel. (503) 294-0940 email: bhgoldatty@aol.com Fax (503) 294-7918
November 2, 2007
Via Overnight Mail and Telecopy
Jessica Livingstone, Senior Attorney
U. S. Securities and Exchange Commission
Mail Stop 4561
100 “F” Street
Washington, D.C. 20549-4561
     Re: Citizens Bancorp – Proxy No. 0-23277 and 13E-3 No. 5-81499
Dear Ms. Livingstone:
     In response to your comment letter of October 30, 2007, Citizens Bancorp has filed or will file a second amended Proxy Statement, and a second amended 3E-3. Two hard copies of the proxy statement (minus appendices, which are unchanged) showing changes (new and revised text only) are enclosed with the original of this letter. This letter responds specifically to the comments in your October 30 letter.
     Acknowledgements from each filing person discussed on page 4 of your letter will be sent separately.
General
Comment 1 – Filing of Response Letters
     The response letters of October 22 and 24, 2007 have been filed on Edgar.
Schedule 13E-3
Comment 2 – Price Analysis Valuation
     The Company has attached the Southard Financial valuation as Exhibit 16(c)(5)(ii) to the second amended 13E-3.

Jessica Livingstone, Senior Attorney
November 2, 2007

In addition, the following text was included in 13E-3, Item 9:
     “Southard Financial also prepared for the Board a “Valuation Memorandum – Fair Value Calculations of the Common Stock of Citizens Bancorp, Corvallis, Oregon as of June 30, 2007” that was delivered to the Board on or about August 7, 2007. The Valuation Memorandum will be made available for inspection and copying at the principal executive offices of the Company at 275 SW Third Street, Corvallis, Oregon 97339 during the Company’s regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing. A copy of the Value Memorandum will be mailed by the Company to any interested Company stockholder or representative who has been so designated in writing upon written request to the Company A copy of the Valuation Memorandum is attached to this Schedule 13E-3 as Exhibit 16(c)(5)(ii).”
Comment 3 – Oral Presentations by Southard Financial
     See responses to Comments 4 and 5 below. With these additional disclosures, Citizens affirms it has described in detail the oral presentations made to the Board by Southard Financial.
Preliminary Proxy Statement
Comment 4 – Background of the Reclassification
Comment 5 – Determination of $23.50 Exchange Value
     In response to Comments 3, 4 and 5, the following revisions were made in the Background section.
     “Between July 1 and July 17, 2007, counsel and management discussed further details of the Reclassification, including the treatment of holders of stock options under the stock option plan. Management also reviewed a first draft of a proposed proxy statement. At a meeting of the Board on July 17, 2007, the Board considered the general outline of the Reclassification, heard a presentation from Douglas K. Southard, the President of Southard Financial, a banking industry appraisal firm, concerning the preparation of a fairness opinion and stock valuation, questioned outside counsel concerning the timeline for imple-

Jessica Livingstone, Senior Attorney
November 2, 2007

menting a reclassification, and discussed generally the appropriate preferred shareholder class thresholds. The presentation by Douglas K. Southard principally concerned the deregistration process generally, Southard Financial’s prior experience in consulting with other financial institutions in the deregistration process, and the time and costs required to prepare a fairness opinion. As a result of this meeting, the Board concluded that deregistering from the SEC reporting system would be in the best interests of the Company, and that a reclassification appeared to be the best alternative for doing so. The Board also formally retained Southard Financial to prepare a fairness opinion and a valuation of its common stock. The Board asked Southard Financial to prepare the valuation in order to have an independent analysis of the current value of Citizens common stock to assist the Board in deterring the specifics of the Reclassification, and to have guidance on how much should be paid to shareholders who would receive cash in the Reclassification. Finally, after further discussion and consideration of the opinions of Southard Financial and outside counsel, the Board affirmed that the Reclassification would create only one class of preferred shareholders rather than two, with shareholders holding less than 250 shares receiving cash rather than a separate class of preferred stock.
     “Before the next scheduled Board meeting, set for August 14, the Board received a “Valuation Memorandum — Fair Value Calculations of the Common Stock of Citizens Bancorp,” prepared by Southard Financial, and delivered on or about August 7, 2007, and a second draft of a proposed proxy statement. Management also discussed deregistration issues with other outside legal counsel, the firm of Graham and Dunn, P.C., and with Douglas K. Southard.
     “On August 14, 2007, the Board met to discuss the Southard stock valuation and the proxy statement draft. Douglas K. Southard and outside counsel, Bennett H. Goldstein, were present for most of this meeting. The Board discussed the various alternatives to the Reclassification, and concluded that none of them would meet the Board’s goal of permitting as many shareholders as possible to retain their stock ownership of Citizens if they chose to. The Board discussed and affirmed the substantive and procedural fairness of the terms of the Rule 13e-3 Transaction to unaffiliated shareholders receiving Series A Preferred Stock and

Jessica Livingstone, Senior Attorney
November 2, 2007

cash, and to those retaining common stock, which included a discussion of the dissenters’ rights available to shareholders who would receive preferred stock or cash in the Reclassification.
     “The Board also decided at the August 14 meeting that a 7% dividend preference for Series A Preferred Stock was appropriate, and that a cash payment of $23.50 per share would be made to shareholders who owned less than 250 shares. The $23.50 per share price was determined after discussion of the Southard Financial stock valuation. Southard had placed a range of value on the stock of between $19.00 and $23.50 per share as of June 30, 2007. The Board discussed various values for the cash out, including a price between the upper and lower values placed by Southard Financial, and a price above $23.50. The Board decided that a price above $23.50 could not be justified in light of Southard Financial’s valuation, but that the high end of the range, $23.50 per share, was justified because shareholders who would be cashed out in the Reclassification would not be retaining an equity interest in the Company. The Board’s decision was qualitative, in that it felt the value range arrived at by Southard Financial was fair under all the circumstances, and the Board did not prepare its own quantitative analysis. The Board also recognized and agreed that $23.50 would be the value used for persons exercising dissenters’ rights. The Board directed management to work on a final proxy statement to be reviewed by the Board and filed with the SEC.”
Comment 6 – Compensation of Southard Financial
     New section added as follows in summary of opinion section:
     “Compensation Paid to Southard Financial
     “Southard Financial received a total of $13,570 for its work for Citizens in connection with the Reclassification, including its stock valuation analysis and fairness opinion. The payment due to Southard was not contingent on the completion of the Reclassification.”

Jessica Livingstone, Senior Attorney
November 2, 2007

Comment 7 – Summary of Opinion Regarding Cash Flow Analysis
     The following new paragraph was added:
     “Southard also provided a summary pro-forma discounted cash flow analysis. Southard determined the value of the Company based upon adding (i) the present value of the estimated future dividend stream that Citizens could generate over the next five to ten year period; and, (ii) the present value of the “terminal value” of Citizens common stock at the end of the period. For the projected dividend stream, Southard used an estimate of ongoing earnings for 2007 and assumed annual growth in earnings and assets of between 4% and 7%. The analysis was performed under the assumption that Citizens pays dividends sufficient to maintain an equity/assets ratio of 9%. The “terminal value” of Citizens common stock at the end of the projection period was determined by applying current market multiples to projected net income, book value, and assets in the final year of the analysis. The dividend stream and terminal value were discounted to the present using discount rates between 13% and 16%, which Southard viewed as the appropriate discount rate range for a company with Citizens’ risk characteristics. Using this analysis, Southard found that the implied value of Citizens common stock was consistently at or below the proposed transaction price of $23.50 per share. No detailed quantification of the discounted cash flow was prepared by Southard or otherwise considered by the Board.”
Comment 8 – Determination of Exchange Ratio
     We agree that the reference to the fairness opinion on page 33 was misplaced. The first two paragraphs under this section were revised as follows:
     “While the Series A Preferred Stock has limited voting rights and is subject to transfer restrictions, the Board determined that the value of the Series A Preferred Stock is equivalent to the value of the common stock on a one to one basis. In determining that the one for one exchange of common stock for Series A Preferred Stock was substantively fair to our unaffiliated shareholders who will receive Series A Preferred Stock in the Reclassification, the Board took into account that the Series A Preferred Stock converts to common stock immediately prior to a change in control, and contains a dividend preference to the

Jessica Livingstone, Senior Attorney
November 2, 2007

common stock. The Board concluded that the relative rights and preferences of Series A Preferred Stock as compared to the common stock are equivalent. No quantitative analysis of the value of Series A Preferred Stock or common stock was considered. Specifically, the Board weighed subjectively the collective advantages of the Series A Preferred Stock, specifically the existence and amount of the enhanced dividend and the conversion to common stock on a change in control, against the relative advantages of the common stock, such as unlimited voting rights and the resulting right to select the Company’s Board of Directors and thereby determine its strategic direction, and determined that those rights were in balance.
Comment 9 – Determination of Cash Payment
     First sentence under this section revised as follows:
     “In determining the proper price per share to be paid to owners of fewer than 250 shares of common stock in the Reclassification, the Board utilized the stock valuation prepared by Southard Financial, which was discussed by the Board at its August 14, 2007 meeting. Several of the factors analyzed by Southard and considered by the Board are also included in the Southard Financial fairness opinion, and are described in summary form below.”
Comment 10 – Cash Payment and Southard Valuation
Comment 11 – Southard Price Analysis
     In response to Comments 10 and 11, a new subsection, “Southard Financial Valuation Analysis,” has been included under the major heading “Determination of Cash Payment.” The full new text is attached to this letter.
Very truly yours,
/s/ Bennett H. Goldstein

BHG:jck
Cc:	Lark E. Wysham, CFO, Citizens Bancorp
Southard Financial
David Lyon, SEC

Southard Financial Valuation Analysis
      Prior to the preparation of the fairness opinion, the Board asked Southard Financial to prepare a written valuation analysis of Citizens common stock in order to have an independent analysis of the current value of the stock to assist the Board in determining the specifics of the Reclassification, and to have guidance on how much should be paid to shareholders who would receive cash in the Reclassification. The Southard written valuation was utilized by the Board as one factor in the determination of the price to be paid for shares redeemed in the Reclassification. However, the Board’s determination of the $23.50 per share price was ultimately a subjective one based on all the factors relating to the Reclassification.
     In its valuation, Southard combined three approaches to determine a range of values for the common stock. The asset value approach was used to develop an estimate of value based upon the market values of the Citizens assets and liabilities, as opposed to book value. Asset value typically indicates a value that contains an element of control, or at least an element of assumed marketability. When using this approach to value an entity on a non-marketable minority interest basis, discounts for lack of control and lack of marketability are necessary. Southard also used a market approach that took into consideration prior transactions in Citizens common stock, and comparisons with similar companies whose stocks are publicly traded. When using this method, a determination of anticipated benefits, such as earnings and cash flow, is developed based upon a review of the subject entity. The anticipated benefits are then capitalized. Finally, Southard employed an income approach, first determining anticipated benefits such as earnings and cash flows, and then utilizing an appropriate rate or multiple to capitalize those benefits. The resulting capitalized benefit is adjusted to reflect the estimated values of any non-operating assets and/or liabilities.
     Southard’s fair market value estimate was the result of a combined value based upon a weighted average of the various valuation approaches utilized in the analysis. The weights applied to the various methodologies were based upon the relative importance of each methodology. Further, discounts to the combined value were necessary to properly reflect the appropriate standard of value.
     Utilizing a value on a fully marketable basis employing accepted valuation methods and market multiples for publicly traded banks, Southard’s analysis arrived at a value of $19.00 per share for the common stock. Using an analysis on a full control basis, with modest discounts from the average whole-bank transaction multiples in 2006 and the first half of 2007, Southard’s analysis indicates a value of $23.50 per share. Both values are as of June 30, 2007.
     As mentioned elsewhere in this Proxy Statement, the full Southard Financial valuation analysis is available for inspection and copying at the principal executive offices of the Company at 275 SW Third Street, Corvallis, Oregon 97339 during the Company’s regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing. Also, a copy of the valuation will be mailed by the Company to any interested Company stockholder or representative who has been so designated in writing upon written request to the Company.